November 3, 2017	W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.

VIA EDGAR

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:

GraniteShares Platinum Trust (the “Registrant”)
Draft Registration Statement on Form S-1
confidentially submitted on September 8, 2017
CIK No. 0001690842

Dear Ms. Gowetski:

On behalf of GraniteShares Platinum Trust (the “Trust”), this letter is in response to the written comments the staff of the Securities and Exchange Commission (the “Staff”) provided on October 5, 2017 regarding the above-referenced draft registration statement (the “Registration Statement).

General

1.

Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant will provide to the Staff copies of any written communications, as defined in Rule 405 under the Securities Act, that the Registrant or anyone else authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act, as applicable.

2.

Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: All copies of any graphics, maps, photographs, and related captions, or other artwork including logos, that the Registrant intends to use are limited to those included (or to be included) in the prospectus in the Registration Statement.

3.

Comment: To the extent you intend to use a fact sheet, please provide us with a copy for our review.

November 3, 2017

Response: The Registrant will provide a fact sheet to the Staff to the extent it uses one, where applicable.

Description of the Shares and the Trust Agreement, page 31

4.

Comment: We note the physical commodity must be held by the Custodian at its London vault premises. Please revise to provide a brief discussion of the regulation of the vaults where the platinum will be held. In addition, please briefly describe what controls are in place to ensure the commodity is safe.

Response: The Registrant has added the following disclosure under the “Custody of The Trust’s Platinum” sub-heading of the “The Custodian” section of the prospectus:

“Custody of the Trust’s Platinum

The Custodian, as instructed by the Trustee on behalf of the Trust, is authorized to accept, on behalf of the Trust, deposits of platinum in unallocated form. Acting on standing instructions specified in the Custody Agreements, the Custodian allocates platinum deposited in unallocated form with the Trust by selecting plates or ingots of physical platinum for deposit to the Trust Allocated Account. All physical platinum allocated to the Trust must conform to the rules, regulations, practices and customs of the LPPM (including without limitation the good delivery rules of the LPPM).

Platinum held for the Trust Allocated Account by the Custodian is held at the Custodian’s London vault. Platinum temporarily held by the Custodian’s currently selected subcustodians and by subcustodians of subcustodians may be held in vaults located in England or in other locations. When physical platinum is held for the Trust Allocated Account by a subcustodian, the Custodian will use, or where applicable require any subcustodian to use, commercially reasonable efforts to promptly transport such physical platinum held on behalf of the Trust to the Custodian’s London vault premises at the Custodian’s own cost and risk.

The Custodian’s vault is managed by The Brink’s Company. The Custodian segregates by identification in its books and records the Trust’s platinum in the Trust Allocated Account from any other platinum which it owns or holds for others and requires the subcustodians it selects to so segregate the Trust’s platinum held by them. This requirement reflects the current custody practice in the London bullion market and, under the Trust Allocated Account Agreement, the Custodian is deemed to have communicated such requirement by virtue of its participation in the London bullion market. The Custodian’s books and records are expected, as a matter of current London bullion market custody practice, to identify every plate or ingot of platinum held in the Trust Allocated Account in its own vault by refiner, assay, serial number and weight. Subcustodians selected by the Custodian are also expected, as a matter of current industry practice, to identify in their books and records each plate or ingot of platinum held for the Custodian by serial number and such subcustodians may use other identifying information.

November 3, 2017

The Sponsor has contracted with a specialist bullion assaying firm to provide biannual inspections of the platinum plates and ingots held on behalf of the Trust and the Custodian’s records concerning the Trust Allocated Account and the Trust Unallocated Account as they may be reasonably required to perform their respective duties to Shareholders. One audit will be conducted at the end of the fiscal year (June 30) and the other at random, with the consent of the Custodian, on a date selected by the assaying firm.”

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If you have any questions regarding this letter, please call W. Thomas Conner at (212) 407-7715.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder*

WTC

cc:

William Rhind
Benoit Autier
Paul Cline
Robert Telewicz
Stacie Gorman